

04016282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

APR 1 6 2004

SEC FILE NUMBER
8- 48547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 _____ AND ENDING 12/31/03 _____

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

136 East South Temple, Suite 100
(No. and Street)

Salt Lake City, Utah 84111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott J. Robertson   801-596-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simpkins
(Name – if individual, state last, first, middle name)

1011 West 400 North, Suite 100, Logan, Utah 84323-0747
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Scott J. Robertson___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Lewis Young Robertson & Burningham, Inc.___ , as of ___April 14, 2004___ , 20___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
Signature

_____
Principal
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



LEWIS YOUNG
ROBERTSON & BURNINGHAM, INC.

INVESTMENT BANKERS

MEMBERS: NASD AND MSRB

SCOTT J. ROBERTSON

PRINCIPAL

April 14, 2004

Mr. Gerald J. Dougherty
Associate Director
NASD Regulation, Inc.
370 17th Street
Suite 2900
Denver, Colorado 80202-5629

Re: FOCUS – Audited Financial Statements
       Net Capital Computation Reconciliation

Dear Mr. Dougherty:

In a letter dated April 5, 2004 I disseminated a reconciliation of the above along with an accompanying letter. Mr. Bruce Spurgeisz, our examiner, called to indicate the NASD was looking for a specific reconciliation of the Net Capital Computation.

To that end, please find enclosed a reconciliation of the Net Capital Computation between our December 31, 2003 FOCUS Report and our Audit of the same date. This reconciliation, when reviewed with the accompanying financial statement reconciliation, should satisfy the request for additional information. If, after your review of this reconciliation, please do not hesitate to call for further clarification.

Sincerely,

Scott J. Robertson

cc: Mark Low, Jones Simkins
       Brent Halliday, Halliday & Company
       Laura Lewis
       Jason Burningham

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Net capital:

Total ownership equity	$ 262,330
Non-allowable assets	(171,552)
Other additions	-
Net capital before haircuts on securities positions	90,778
Haircuts on securities:	
Current investments (stock 15%)	(733)
Net capital	$ 90,045

Minimum net capital required (based on Aggregate Indebtedness):

Minimum net capital required	$ 5,000
Excess net capital	$ 85,045
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$ 65,226

Aggregate Indebtedness:

Total liabilities from Balance Sheets	$ 248,194
Ratio of aggregate indebtedness to net capital	$ 2.8

Reconciliation with Company's computation (included in Part IIA of Form
X-17A-5 as of December 31, 2003):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 44,042
Reconciling items - accumulated adjustments required by GAAP (for audit purposes) to the accrual basis of accounting (FOCUS report basis)	46,003
Net capital per above	$ 90,045

Lewis Young Robertson & Burningham, Inc.
Reconciliation of the Focus report to the audit report
December 31, 2003

	FOCUS Report	Audit Report	Difference	Explanation of Difference
Cash	258,731	264,216	(5,485)	Audit adjustment #2 - reverse duplication of rent expense paid to ARI (check #4694).
Receivables	100,111	69,871	30,240	See below
Property & equipment	35,617	108,547	(72,930)	Accumulated differences between GAAP and income tax basis
Cash surrender value of insurance	0	35,491	(35,491)	Adjustment to record CSV of life insurance, expensed for income tax basis
Other	27,120	32,399	(5,279)	See below
Total assets	421,579	510,524	(88,945)	
Payables	175,347	172,852	2,495	Audit adjustment #6 - reverse profit sharing contribution for terminated employee.
Deferred taxes	0	36,000	(36,000)	Adjustment to convert to GAAP basis.
Notes payable	39,342	39,342	0	
Common Stock	148,937	4,500	144,437	Difference in total equity is an accumulation of accounting
Additional paid-in capital	120,953	98,057	22,896	differences between GAAP basis and income tax basis
Retained Earnings	0	177,382	(177,382)	
Notes receivable from stock	0		17,609	
Treasury stock	(63,000)	(17,609)	(63,000)	
Total liabilities and equity	421,579	510,524	(88,945)	

Accounts receivable

Prepaid income taxes included in other assets on audit report	21,666	Audit adjustment #10 - to adjust prepaid income taxes for GAAP basis
Accumulated differences between GAAP and income tax basis	8,574	
	30,240	

Other assets

	FOCUS Report	Audit Report	Difference	
Prepaid income taxes	0	22,120	(22,120)	Prepaid income taxes included in accounts receivable on FOCUS report
Rent deposit	5,395	5,394	1	
NASD Warrants	3,300	0	3,300	NASD Warrants adjusted to FMV for audit
NASD Warrants	16,800	0	16,800	NASD Warrants adjusted to FMV for audit
Standcore Stock	1,625	4,885	(3,260)	Audit adjustment #1 - adjustment to FMV.
	27,120	32,399	(5,279)	